SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      January 2003



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      14 January 2003      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary


                       SCHEDULE 10

        NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company

P&O Princess Cruises plc

2) Name of shareholder having a major interest

Franklin Resources Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held by above and its affiliates on behalf of clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited            7,246,539
Northern Trust Company              120,852
State Street Nominees Limited       377,248
Bank of New York                 10,957,350
HSBC Bank                            71,100
Royal Trust Corporation of Canada   959,798
Clydesdale Bank                     993,710
5) Number of shares/amount of stock acquired

N/a

6) Percentage of issued class

N/a

7) Number of shares/amount of stock disposed

N/a

8) Percentage of issued class

N/a

9) Class of security

Ordinary shares of 50c each

10) Date of transaction

N/a

11) Date company informed

13 January 2003

12) Total holding following this notification

20,726,597


13) Total percentage holding of issued class following this notification

2.99%

14) Any additional information



15) Name of contact and telephone number for queries

Simon Pearce 020 7805 1200

16) Name and signature of authorised company official responsible for making this notification
Simon Pearce, Company Secretary

Date of notification: 14 January 2003